EXHIBIT (b)(7)

BY-LAWS AMENDMENT

Eaton Vance Floating-Rate Income Trust

Amendment to By-Laws

December 4, 2008

Pursuant to Article XIV and Article VII, Section (1)(b) of the By-Laws of Eaton Vance Floating-Rate Income Trust (the “Trust”), the Trustees hereby amend Section 1 of Article VII by amending and restating clause (i) of the definition of the term “Fitch Eligible Asset” as follows:

(i) Cash (including interest and dividends due on assets rated (A) BBB or higher by Fitch or the equivalent by another Rating Agency if the payment date is within ten (10) Business Days of the Valuation Date, (B) A or higher by Fitch or the equivalent by another Rating Agency if the payment date is within thirty days of the Valuation Date, and (C) A+ or higher by Fitch or the equivalent by another Rating Agency if the payment date is within the Fitch Exposure Period) and receivables for Fitch Eligible Assets sold if the receivable is due within ten (10) Business Days of the Valuation Date, and if the trades which generated such receivables are settled within ten (10) Business Days;

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